UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        NEWPORT INTERNATIONAL GROUP, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    651882201
                                 (CUSIP Number)

                                 August 31, 2004
             (Date of Event Which Requires Filing of this Statement)

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 651882201                                            Page 2 of 9 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robinson Reed Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.49%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 651882201                                            Page 3 of 9 Pages
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--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MH Management Sarl
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    1,000,000, all of which are held by Robinson Reed Inc.
                    ("RRI"). MH Management ("MHM") is an investment advisor
  OWNED BY          that controls the investments of RRI.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

                    1,000,000, all of which are held by RRI. MHM is an
    WITH            investment advisor that controls the investments of RRI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.49%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 651882201                                            Page 4 of 9 Pages
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      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Newport International Group, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 73061 El Paseo Road, Suite 202, Palm Desert, California 92260.

Item 2. Reporting Person and Security.

      (a) Robinson Reed Inc. ("RRI") is a corporation organized under the laws of the British Virgin Islands. MH Management Sarl ("MHM") is a corporation organized under the laws of Switzerland. RRI and MHM are referred to herein as the "Reporting Persons."

      (b) The business address for RRI is 4 Pikoni Street, 3305 Limassol, Cyprus. The business address for MHM is Av. du Leman 8bis, 1005 Lausanne, Switzerland.

      (c) RRI was incorporated under the laws of the British Virgin Islands. MHM was incorporated under the laws of Switzerland.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 651882201.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

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CUSIP No. 651882201                                            Page 5 of 9 Pages
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      (h) |_| A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      On August 27, 2004, RRI and Issuer entered into a Common Stock and Warrant Purchase Agreement (as amended, the "Purchase Agreement"), pursuant to which Issuer agreed to issue and sell to RRI, and RRI agreed to purchase from Issuer, up to 5,000,000 shares of Common Stock at a price equal to 85% of the average of the reported bid prices of the Common Stock for the 10 trading days prior to the separate closings contemplated by the Purchase Agreement, but not greater than $1.60 per share. Issuer also agreed to issue warrants to RRI to purchase shares of Common Stock, which initially had exercise prices ranging from $1.55 to $1.60 per share, and a put option (as amended, the "Put Option") that gave RRI the right to cause the Issuer to purchase all or a portion of the shares of Common Stock purchased by RRI under the Purchase Agreement at a price of $1.25 per share if the average price per share of Common Stock was less than $1.25 for a period of 10 consecutive trading days during the Option Period (as defined in the Purchase Agreement). The initial closing date under the Purchase Agreement was on or about August 31, 2004, and on that date RRI purchased 1,000,000 shares of Common Stock and warrants to purchase 125,000 shares of Common Stock. The second closing date under the Purchase Agreement was on or about September 16, 2004, and on that date RRI purchased 1,000,000 shares of Common Stock and warrants to purchase 125,000 shares of Common Stock. On November 2, 2004, Issuer, RRI and First Capital Holdings International, Inc. ("FCH") entered into Amendment No. 1 to Common Stock Purchase Agreement, Registration Rights Agreement and Escrow Agreement, which established November 2, 2004 as the final closing date under the Purchase Agreement, and on that date RRI purchased 250,000 shares of Common Stock and warrants to purchase 31,250 shares of Common Stock. Pursuant to a Settlement Agreement effective as of December 9, 2005 (the "Settlement Agreement"), Issuer, among other things, issued 500,000 shares of Common Stock to each of RRI and FCH to settle disputes among Issuer, RRI and FCH, as set forth therein. Issuer also issued 56,613 shares of Common Stock to each of RRI and FCH as a result of Issuer's failure to file a registration statement in a timely manner for the shares of Common Stock issued to each of RRI and FCH under the Purchase Agreement.

      The documents governing the terms of the warrants contain a provision prohibiting the holder thereof from exercising the warrants for shares of Common Stock if doing so would result in the holder of the warrants and its affiliates beneficially owning shares of Common Stock that represent more than 4.9% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934, unless the holder of the warrants provides

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CUSIP No. 651882201                                            Page 6 of 9 Pages
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61 days notice to Issuer pursuant to the document governing the warrants
("Waiver Notice") of the holder's desire to waive said restriction. If the restriction in the preceding sentence is duly waived, another provision of the documents prohibits the holder thereof from exercising the warrants for shares of Common Stock if doing so would result in the holder of the warrants and its affiliates beneficially owning shares of Common Stock that represent more than 9.9% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934, unless the holder of the warrants provides a Waiver Notice to Issuer of the holder's desire to waive the restriction.

      The right to vote and the right to dispose of shares beneficially owned by RRI are shared between the Reporting Persons.

      Assuming that Issuer had 15,390,045 shares of Common Stock outstanding as of August 31, 2004, which is the number stated by Issuer to be outstanding as of July 31, 2004 in the Form 10-QSB that it filed for the fiscal quarter ending June 30, 2004, plus the 1,000,000 shares of Common Stock that RRI purchased on the initial closing date under the Purchase Agreement, each of the Reporting Persons had, on August 31, 2004, beneficial ownership of 1,000,000 shares of Common Stock which represented 6.49% of the Common Stock outstanding. On August 31, 2004, RRI also had warrants to purchase 125,000 shares of Common Stock, but neither of the Reporting Persons had beneficial ownership of the shares because of the restrictions on exercise described above.

      Assuming that Issuer had 36,772,434 shares of Common Stock outstanding as of the date on which this report was signed, which is the number stated by Issuer to be outstanding as of November 8, 2005 in the Form 10-QSB that it filed for fiscal quarter ending September 30, 2005, plus the 1,113,226 shares of Common Stock issued to RRI and FCH under the Settlement Agreement, each of the Reporting Persons had, on the date on which this report was signed, beneficial ownership of 2,806,613 shares of Common Stock, which represented 7.63% of the Common Stock outstanding. On the date on which this report was signed, RRI also had warrants to purchase 281,250 shares of Common Stock, but neither of the Reporting Persons had beneficial ownership of the shares because of the restrictions on exercise described above.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

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CUSIP No. 651882201                                            Page 7 of 9 Pages
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Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006               ROBINSON REED INC.

                                       By:  /s/ Geoffrey Magistrate
                                            ------------------------------
                                       Its: Director


Dated: February 16, 2006               MH MANAGEMENT SARL


                                       By:  /s/  Martin Haugaard
                                            ------------------------
                                       Its: Director

                                  SCHEDULE 13G

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CUSIP No. 651882201                                            Page 8 of 9 Pages
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                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

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CUSIP No. 651882201                                            Page 9 of 9 Pages
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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Newport International Group, Inc. beneficially owned by Robinson Reed Inc. and MH Management and such other holdings as may be reported therein.

Dated February 16, 2006

ROBINSON REED INC.


By:   /s/ Geoffrey Magistrate
      -----------------------
Its:  Director

MH MANAGEMENT SARL


By:  /s/  Martin Haugaard
     ------------------------
Its: Director